ALLIED GOLD LIMITED

ACN 104855067

6 November 2009

Media Release

Allied Gold Receives Conditional TSX Listing Approval

Allied Gold Limited ("Allied Gold" or the "Company") (ASX:ALD; AIM:AGLD) is pleased to announce that it has received conditional approval from the Toronto Stock Exchange ("TSX") for the listing of its ordinary shares on the TSX.

The listing is subject to the Company fulfilling certain requirements of the TSX in accordance with the terms of the conditional approval. The Company is proceeding to comply with these requirements and, subject to receipt of final approval, anticipates that its ordinary shares will commence trading on the TSX on or about November 12, 2009. Allied Gold's ordinary shares will trade on the TSX under the symbol "ALG".

Allied Gold is an Australian-based gold production company listed on the Australian Stock Exchange ("ASX") and AIM, a market operated by the London Stock Exchange ("AIM"). Allied Gold's major asset is its 100% owned Simberi gold project and open-pit mine (the "Simberi Project"), situated on Simberi Island, the northernmost island of the Tabar Islands Group in Papua New Guinea. Allied Gold's other assets include 100% of an exploration licence on the nearby Tatau and Big Tabar islands, subject to a farm-out agreement with Barrick Gold Corporation, as well as gold and silver exploration interests in Mexico. The Company will continue to be domiciled in Australia and to trade on ASX and AIM.

During the fiscal year ended June 30, 2009, Allied Gold produced 72,609 ounces of gold at an average operating cash cost of A$651/oz (around US$490/oz). As at June 30, 2009, the Company was in a strong financial position with A$20.5 million in cash on hand and no bank debt. Allied Gold's strategy is to add to the gold inventory on Simberi Island by defining additional resources and conversion of these and known resources into reserves. Allied Gold anticipates that it will produce around 80,000 ounces of gold in its fiscal year ended June 30, 2010. The Company's goal is to expand annualised gold production to greater than 200,000 ounces by the 2013 financial year. With recent and ongoing exploration success on Simberi Island, Allied Gold is assessing the economics and timing of a potential oxide plant expansion from 2.2Mtpa to around 3.0Mtpa, which will assist the Company in achieving this goal.

On September 16, 2009, Allied Gold announced its offer (the "Offer") to acquire all of the issued and outstanding shares of Australian Solomons Gold Limited ("ASG") on the basis of 0.85 of an Allied Gold share for every one ASG share. Gryphon Partners Canada Inc. has delivered a fairness opinion to the ASG Board of Directors to the effect that, subject to and based on the considerations, assumptions and limitations described therein, the consideration offered for each ASG Share pursuant to the Offer is fair, from a financial point of view, to ASG shareholders. The directors of ASG have unanimously recommended that ASG shareholders accept the Offer.

If the Offer is successful, the operations of ASG will be merged into that of Allied Gold to form a larger, more diversified gold production and exploration company with material mining interests in the Pacific Rim. Allied Gold would, as a priority, pursue the re-development plans for ASG's Gold Ridge project, drawing on Allied Gold's experience and track record in commissioning new mines in remote locations.

A 34 Douglas Street, Milton, Queensland 4064 AUSTRALIA T +61 7 3252 5911 F +61 7 3252 3552 E info@alliedgold.com.au
PO Box 2019, Milton, QLD 4064 www.alliedgold.com.au

ALLIED GOLD LIMITED

Mark Caruso, the Executive Chairman of Allied Gold, stated:

> *"We are very pleased to confirm that Allied Gold has received conditional TSX listing approval. The TSX is one of the most active markets in the world for resource companies and particularly gold producers. Over time, we believe this will result in increased recognition of the underlying value of Allied Gold and we look forward to engaging actively with the Canadian investor community.*
>
> *Importantly, it is now confirmed that ASG shareholders who accept the Allied Gold offer will receive securities which can be traded on the TSX, the home market for ASG. By accepting the Offer, ASG shareholders will gain exposure to Allied Gold's highly promising production asset, Simberi, which is geographically proximate to the Gold Ridge Project."*

ASG shareholders wishing to accept the Offer are encouraged to tender their shares by completing the letter of transmittal accompanying the documents mailed to them and returning it together with certificates representing their ASG shares and all other documents to the offices of Computershare Investor Services Inc. in Toronto, Ontario in accordance with the instructions in the letter of transmittal. If ASG shares are held by a broker or other financial intermediary, ASG shareholders should contact such intermediary and instruct it to tender their ASG shares to the Offer.

This press release does not constitute an offer to buy or an invitation to sell, or the solicitation of an offer to buy or invitation to sell, any of the securities of Allied Gold or ASG. Such an offer may only be made pursuant to an offer and take-over bid circular filed with the securities regulatory authorities in Canada.

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

For further information, contact:

Allied Gold Limited

Frank Terranova
Chief Financial Officer
T: +61 7 3252 5911
M: +61 448 187 557
E: fterranova@alliedgold.com.au